Via EDGAR

January 7, 2013

Ms. Sharon Blume

Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Horizon National Corporation (“FHN” or “we”)
Form 10-K for Fiscal Year Ended December 31, 2011 (“2011 Form 10-K”)
Filed February 28, 2012
Form 10-Q for Fiscal Quarter Ended September 30, 2012
Filed November 8, 2012
File No. 001-15185

Dear Ms. Blume:

We are in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 20, 2012, to Mr. William C. Losch, Executive Vice President and Chief Financial Officer, regarding the above-referenced filings. We appreciate the Staff’s careful review of our filing and look forward to working with the Staff to resolve the Staff’s comments. For your convenience, we have included each Staff comment below in boldface followed by our response. Where requests for disclosures in future filings have been made, our responses include an illustrative example of a future disclosure or disclosure enhancement. In such cases, the example is based on recent year-end or quarter-end data, and the precise language and substance of our actual future disclosure will depend upon the facts and circumstances at that future time. New proposed disclosures and/or modifications to existing disclosure have been underlined.

Form 10-K for Fiscal Period Ended December 31, 2011

Risk Factors, page 18

1.	Your disclosure in this section does not sufficiently meet the requirements of Item 503(c) of Regulation S-K. We note that you have not set forth each risk factor under a subcaption that adequately describes the risk. In addition, much of your risk disclosure does not explain how the risk specifically affects you, the issuer. As an example only, under the subcaption “Credit Risks” on page 26, you state that you face risks relating to repayment and charge-offs, but you do not provide specific, quantified information regarding your credit charge-offs compared to historical norms. You may include cross references to other sections of your disclosure, but any specific information that is material to shareholders should be included in this section and presented in a concise and organized manner. Please review this section in its entirety and revise in future filings. We may have further comment based on your proposed disclosure in response to this comment.

Ms. Sharon Blume

United States Securities and Exchange Commission

January 7, 2013

Response:

In future Form 10-K reports we will revise our risk factors item as outlined in your comment. To illustrate our proposed approach, we provide with this response letter Item 1A to our Form 10-K for fiscal year 2011 marked to show the changes contemplated. See attached Addendum to Staff Question 1 at the end of this letter. In the Addendum: certain sentences summarizing a particular risk have been bolded and will appear bolded in future fillings; new/modified disclosure has been underlined and italicized; and proposed removals have been marked throughout.

Properties, page 39

2.	We note in your disclosure that you have no properties that you consider to be materially important to your financial statements. Please revise your disclosure in future filings to state briefly the location and general character of your headquarters and branch locations. Please refer to Instruction 1 to Item 102 of Regulation S-K, which states that the information required under this Item is such information as reasonably will inform investors as to the suitability and adequacy of your facilities.

Response:

Item 102 and its instructions require disclosure pertaining to material physical properties of the registrant and its subsidiaries. Examples provided in the Item include principal plants and mines. We continue to believe that none of our physical properties is material.

We agree with the objective of the comment, which is to provide basic information to investors regarding our facilities. We have provided information of this type in Item 1. The following is an excerpt from Item 1 of our 2011 10-K (appearing on page 2 of the report) relevant to this discussion:

At December 31, 2011, the Corporation’s subsidiaries had over 200 business locations in 17 U.S. states, Hong Kong, and Tokyo, excluding off-premises ATMs. Almost all of those locations were bank financial centers and FTN Financial offices.

At December 31, 2011, the Bank had 183 branch locations in four states: 172 branches in the major metropolitan areas of Tennessee discussed in the “Competition” section beginning on page 16 of this report; 2 branches in northwestern Georgia; 7 branches in northwestern Mississippi; and 2 branches in North Carolina.

FTN Financial products and services, at December 31, 2011, were offered through 18 offices in total, including 16 offices in 14 states plus an office in each of Hong Kong and Tokyo.

This discussion notes the number of our main physical properties where revenues are produced, notes the types of facilities they are, and notes their locations by state. We have not placed this discussion in Item 2 of Form 10-K because none of our properties is material.

As noted in your comment, our past disclosures have not made any statement regarding the suitability or adequacy of our facilities. Accordingly, in response to your comment, in future 10-K filings we will disclose under Item 2 substantially the following:

Ms. Sharon Blume

United States Securities and Exchange Commission

January 7, 2013

ITEM 2

PROPERTIES

The Corporation has no properties that it considers to be materially important to its financial statements. Information concerning the Corporation’s business locations, including bank branches and FTN Financial offices, is provided in Item 1 of this report beginning on page 2, which information is incorporated into this Item 2 by this reference. In addition to those bank branches and FTN offices, the Corporation has other offices and office buildings such as its headquarters building at 165 Madison Avenue in downtown Memphis, Tennessee. Although some of these other offices contain bank branches or FTN offices, primarily they are used for operational and administrative functions. The operational and administrative offices are located in several cities across Tennessee. At December 31, 2012, the Corporation believes its physical properties are suitable and adequate for the businesses it conducts.

Management’s Discussion and Analysis of Financial Condition (incorporating information included in the Annual Report to Shareholders for the Fiscal Year Ended December 31, 2011), page 43

3.	In announcing its downgrade of your L-T credit rating, Fitch stated that one significant impact on First Horizon was the current low interest rate environment, which has severely squeezed your net interest margin. On page 46 of your Annual Report to Shareholders for the Fiscal Year Ended December 31, 2011, you include a summary of the results of your interest rate risk analysis. Please provide us with the most recent analysis. Also, in your next filing that includes a management’s discussion and analysis section, please discuss the impact of the low interest rate environment, including management’s view of the impact of the environment on your capital. Also, please address management’s view of First Horizon’s ability to expand its net interest margin if interest rates remain low.

Response:

Following is an excerpt from the Interest Rate Risk Management section of FHN’s MD&A from the 2011 Annual Report to Shareholders. The first and second paragraphs include updates that are underlined to provide the Staff with our most recent quarterly interest rate risk analysis. Disclosure similar to these updates will be included in future 10-K and 10-Q MD&A sections for the duration of the low interest rate environment.

The simulation models used to analyze net interest income create various at-risk scenarios looking at increases and/or decreases in interest rates from instantaneous and staggered movements over a certain time period. In addition, the risk of changes in the yield curve is estimated by flattening and steepening the yield curve to extreme historical levels to simulate net interest income exposure. Management reviews these different scenarios to determine alternative strategies and executes based on that evaluation. The models are regularly updated to incorporate management action. Any scenarios that indicate a change in net interest income of 3 percent or more from a base net interest income are presented to the Board quarterly. At September 30, 2012, the interest rate environment remained at a low level. Under these market conditions, traditional scenarios forecasting declining rates are no longer meaningful. Accordingly, declining rate shock scenarios (including minus 25 basis points and minus 200 basis points) that had been modeled in prior periods were not performed.

The remaining scenarios performed attempt to capture risk to net interest income from rising rates and changes in the shape of the yield curve. Based on the rate sensitivity position on September 30, 2012, net interest income exposure over the next 12 months to a rate shock of plus 200 basis points is estimated to be

Ms. Sharon Blume

United States Securities and Exchange Commission

January 7, 2013

a favorable variance of approximately 10.5 percent of base net interest income. A flattening yield curve scenario where short-term rates are static and long-term rates decline by 50 basis points, results in an unfavorable variance in net interest income of approximately 1.8 percent. These hypothetical scenarios are used as one estimate of risk, and do not necessarily represent management’s current view of future interest rates or market developments.

While the continuing low interest rate environment is not expected to have a significant impact on the capital position of FHN, the ability to expand net interest margin in this environment, without assuming additional credit risk, continues to be a challenge for FHN. Assuming the historically low interest rate environment persists, net interest margin will continue to decline as yields on fixed rate loans and investment securities decrease due to the combination of asset prepayments and lower reinvestment rates. With core deposit rates at historically low levels, there is little opportunity to offset the yield declines in fixed rate assets with corresponding declines in deposit rates.

4.	In the management’s discussion and analysis incorporated from your Annual Report to Shareholders for the Fiscal Year Ended December 31, 2011 as well as included in the 10-Qs for the quarters ended March 31, June 30 and September 30, 2012, you discuss the impact of credit ratings on the collateral you are required to post as part of your derivatives and other positions as well as the impact on the rates that First Horizon must pay for certain liabilities. Please provide us with your analysis as to any impact of the downgrades in your credit ratings, including quantifying any increase in collateral and any change in interest rates that you pay on your liabilities that is not reflected in the overall movement of market interest rates.

Response:

At this time, all of FHN’s ISDA master netting agreements reference the lower of S&P or Moody’s ratings. S&P’s rating of BBB- at the parent and BBB at the bank are the current referenced ratings. These ratings correspond with a threshold of approximately zero across the majority of our derivative counterparties meaning that FHN is currently required to post collateral in the amount of our derivative liability positions with such counterparties. One or two additional notches lower would move the remaining counterparties to a zero threshold as well. In this event, the maximum additional collateral required would have been approximately $8 million as of September 30, 2012.

FHN does not believe that a one or two notch downgrade in its ratings would adversely affect interest rates FHN pays on liabilities. As FHN has restructured to focus on its core businesses of Regional Banking and Capital Markets, its non-strategic portfolio continues to run-off. As a result, FHN has been increasingly less reliant on credit-sensitive sources of wholesale funding and has been able to fund the balance sheet primarily with FDIC-insured deposits. Generally, any remaining credit-sensitive wholesale funding are term borrowings. Two of these notes are scheduled to mature in May 2013—$100 million of subordinated debt at the parent and $250 million of subordinated debt at the bank. FHN has the ability to repay both notes with cash.

Audit Committee Financial Expert, page 10 of Definitive Proxy Statement on Schedule 14A

5.	We note that Colin V. Reed has not been a member of the Audit Committee since 2008. Therefore, in future filings, please remove the disclosure regarding his past designation as an audit committee financial expert as it is no longer applicable under Item 407(e)(5) of Regulation S-K.

Ms. Sharon Blume

United States Securities and Exchange Commission

January 7, 2013

Response:

If Mr. Reed is not on the audit committee as of the date of our 2013 proxy statement, we will not disclose that the Board has determined that he is an audit committee financial expert.

Security Ownership of Management, page 18 of Definitive Proxy Statement on Schedule 14A

6.	We note that the director and officer group owns 1.58% of your outstanding common stock. In future filings, to the extent this amount continues to exceed one percent of the class, please revise to include this percentage in a column of the ownership table. Please refer to Instruction 1 to Item 403 of Regulation S-K.

Response:

In future filings that require disclosure under Regulation S-K, item 403, the Company will include in a separate “Percentage of Class” column any percentage that exceeds 1% of the class of stock beneficially owned.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Retail Loan Portfolios

Impact of 2012 Regulatory Guidance, page 13

7.	Please clarify for us whether you placed any second liens that are behind firsts you do not own or service on nonaccrual status during the first quarter of 2012 as a result of the regulatory guidance issued.

Response:

Generally, absent exceptions for certain consumer loans, regulatory guidance requires that Banks should report loans as nonaccrual and stop interest and fee income recognition for a loan (1) which is maintained on a cash basis because of deterioration in the financial condition of the borrower, (2) for which payment in full of principal or interest is not expected, or (3) upon which principal or interest has been in default for a period of 90 days or more unless the asset is both well secured and in the process of collection. Additionally, the regulatory guidance released in first quarter 2012 states that: “Placing a junior lien on nonaccrual, including a current junior lien, when payment of principal or interest in full is not expected is one appropriate method to ensure that income is not overstated. An institution’s income recognition policy should incorporate management’s consideration of all reasonably available information including, for junior liens, the performance of the associated senior liens as well as trends in other credit quality indicators.”

In conjunction with the adoption of the regulatory guidance issued in first quarter 2012, FHN placed second liens on nonaccrual status that were behind first liens that FHN owns or services if the first lien was 90 days or more delinquent, was reported by FHN as a TDR, or if the first lien was in foreclosure. In the first quarter 2012 10-Q filing within MD&A on page 89 in the narrative and page 91 in the footnote to the table, we quantified the amount of second liens FHN placed on nonaccrual in response to the regulatory guidance. As FHN doesn’t have sufficient loan-level data to place individual loans on nonaccrual, all amounts placed on nonaccrual relate to seconds in which FHN services the first. In future filings, we will clarify that these amounts pertain to seconds in which the first is serviced by FHN, if applicable at that time.

Ms. Sharon Blume

United States Securities and Exchange Commission

January 7, 2013

8.	Explain to us, for second liens that are behind firsts that you do not own or service, when you would place the second lien on nonaccrual. Describe how your policy takes into consideration all reasonably available information for the second liens, including the performance of the associated senior liens as well as trends in other credit quality indicators.

Response:

Pursuant to interagency supervisory guidance on practices for loans and lines of credit secured by junior liens on 1-4 family residential properties, management continues to evaluate methodologies and data for enhancing visibility of first liens associated with stand-alone second-lien consumer loans (residential mortgages and home equity loans and lines). As stated in our third quarter 10-Q filing, we currently do not actively monitor the performance status of non FHN-serviced or owned first liens. However, there are situations in which FHN may obtain information through loss mitigation and/or collections activities on the performance status of a first lien that we do not own or service. Should FHN discover that there are performance issues with the first lien, FHN will place the second lien on nonaccrual status at that time.

FHN does internally review various portfolio metrics to assess the quality of the consumer loan portfolio on a macro-level including migration of refreshed FICO scores. However, such data isn’t specifically utilized for determining the ultimate collectability of principal and interest of individual second liens as FHN was unable to specifically correlate changes in refreshed FICO scores with known delinquencies within the loan portfolio. During 2012 and continuing into early 2013, FHN has been and will continue to evaluate whether data on first liens provided by third parties may be reasonably relied upon in order to predict performance of the associated second liens. Should FHN determine that such data may be relied upon and reasonably predicts performance of current second liens, FHN will incorporate usage of data provided by third parties when determining accrual status of second liens behind first liens where FHN has no first-hand visibility. Assuming such data is usable, FHN expects that additional stand-alone seconds will be placed on nonaccrual in 2013 at the individual loan level as this data is utilized to analyze the collectability of the second lien.

Consumer Real Estate, page 95

9.	We note as of September 30, 2012, FHN owns or services less than five percent of the first liens that are senior to the $3 billion of home equity second liens in the consumer real estate loan portfolio. We further note your disclosure that FHN has no first hand visibility into the performance status of, nor does it actively monitor, the majority of the first liens it does not own or service. And, that it is expected that your ALLL methodology will be enhanced in the future as FHN is currently assessing various alternatives for gaining visibility into the status of first liens in which FHN has a second lien. Please tell us how you incorporated this increased risk in your ALLL estimate for this portfolio at quarter-end. In addition, tell us if you utilized credit report data, including FICO scores to aid in this respect.

Response:

In order to incorporate into the ALLL estimation process the risk associated with current second liens in which the first lien may have performance issues, FHN utilized data related to second liens in which we service the first lien and applied those results to stand-alone second liens in the loan portfolio.

FHN isolated the second liens that are junior to first liens known to have performance issues (FHN-serviced first liens). A separate roll-rate forecast was developed for this segmentation that shows how these loans have actually

Ms. Sharon Blume

United States Securities and Exchange Commission

January 7, 2013

performed by analyzing the velocity and amounts that such loans move through the delinquency buckets and ultimately result in loss to FHN. The loss rates that were developed by this roll-rate forecast were then applied to the balance of stand-alone second liens in order to estimate FHN’s total exposure for all second liens behind firsts with performance issues. The incremental allowance calculated by the separate roll-rate forecast for all stand-alone seconds was included in the third quarter ALLL as a qualitative adjustment to the base model results. While this adjustment is intended to estimate probable incurred losses associated with all second liens behind firsts with performance issues, assumptions inherent in this methodology could cause actual results to differ—including variability in the quality of first lien servicing.

As discussed in the Response to Comment 8, FHN reviewed the migration of refreshed FICO scores but did not specifically incorporate this data into the allowance estimation process and FHN is in the process of working with third parties to obtain information about non-FHN serviced first liens. FHN is working to have a vendor selected in the first half of 2013. At that time, the data will, if reasonably predictive of performance of second liens, be utilized to further enhance FHN’s allowance estimation process with respect to stand-alone second liens.

* * * * * *

First Horizon National Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the above referenced filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to these filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope these responses adequately address the questions raised in your letter. Any questions with respect to the foregoing should be directed to the undersigned at (901)257-6223.

Sincerely,

/s/ Jeff L. Fleming
Jeff L. Fleming Executive Vice President and Chief Accounting Officer

ADDENDUM TO QUESTION #1

ITEM 1A

RISK FACTORS

This Item outlines specific risks that could affect the ability of our various businesses to compete, change our risk profile, or materially impact our financial results and condition. Our operating environment continues to evolve and new risks continue to emerge. To address that challenge we have a risk management governance structure that oversees processes for monitoring evolving risks and oversees various initiatives designed to manage and control our potential exposure.

The following discussion highlights risks which could impact us in material ways by causing our future results to differ materially from our past results, by causing future results to differ materially from current expectations, or by causing material changes in our financial condition. In this Item we have outlined risks that we believe are important to us at the present time. However, other risks may prove to be important in the future, and new risks may emerge at any time. We cannot predict with certainty all potential developments which could materially affect our financial performance or condition.

TABLE OF ITEM 1A TOPICS

TOPIC	PAGE	TOPIC	PAGE
Forward-Looking Statements	1	Regulatory, Legislative, and Legal Risks	11
Competition Risks	2	Risks of Expense Control	15
Risk From Economic Downturns and Changes	3	Geographic Risks	15
Risks Associated with Domestic and Foreign Monetary Events	3	~~Non-U.S. Operations Risks~~	~~15~~
~~Growth and Disposition Risks~~Strategic Objectives	4	Insurance	16
Risks Related to Exited Businesses	5	~~Financing, Funding, and~~ Liquidity and Funding Risks	16
Legacy Mortgage Business Risks	6	Interest Rate and Yield Curve Risks	18
Reputation Risks	8	Securities Inventories and Market Risks	19
Credit Risks	9	~~Hedge Risks~~	~~20~~
Operational Risks	10	Accounting Risks	20
Service Risks	11	Risks of Holding our Common Stock	21

Forward-Looking Statements

This report, including materials incorporated into it, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our beliefs, plans, goals, expectations, and estimates. Forward-looking statements are statements that are not a representation of historical information but rather are related to future operations, strategies, financial results or other developments. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “should,” “is likely,” “will,” “going forward,” and other expressions that indicate future events and trends identify forward-looking statements.

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond our control, and many of which, with respect to future business decisions and actions (including acquisitions and divestitures), are subject to change. Examples of uncertainties and contingencies include, among other important factors: global, general, and local economic and business conditions, including economic recession or depression; the level and length of deterioration in the residential housing and commercial real estate markets; potential requirements for First Horizon to repurchase previously sold or securitized mortgages or securities based on such mortgages; potential claims relating to the foreclosure process; expectations of and actual timing and amount of interest rate movements, including the slope of the yield curve, which can have a significant impact on a financial services institution; market and monetary fluctuations, including fluctuations in mortgage markets; inflation or deflation; customer, investor, regulatory, and legislative responses to any or all of these conditions; the financial condition of borrowers and other counterparties; competition within and outside the financial services industry; geopolitical developments including possible terrorist activity; natural disasters; effectiveness and cost-efficiency of our hedging practices; technological changes; fraud, theft, or other incursions through conventional, electronic, or other means; demand for our product offerings; new products and services in the industries in which we operate; and critical accounting estimates. Other factors are those inherent in originating, selling, servicing, and holding loans and loan-based assets including prepayment risks, pricing concessions, fluctuation in U.S. housing and other real estate prices, fluctuation of collateral values, and changes in customer profiles. Additionally, the actions of the Securities and Exchange Commission (SEC), the Financial Accounting Standards Board (FASB), the Office of the Comptroller of the Currency (OCC), the Board of Governors of the Federal Reserve System (Federal Reserve), Financial Industry Regulatory Authority (FINRA), Federal Deposit Insurance Corporation (FDIC), the Consumer Financial Protection Bureau (Bureau), the Financial Stability Oversight Council (Council), and other regulators; regulatory, administrative, and judicial proceedings and changes in laws and regulations applicable to us; and our success in executing our business plans and strategies and managing the risks involved in the foregoing, could cause actual results to differ, perhaps materially, from those contemplated by the forward-looking statements.

We assume no obligation to update or revise, whether as a result of new information, future events, or otherwise, any forward-looking statements that are made in this report or in any other statement, release, report, or filing from time to time. Actual results could differ and expectations could change, possibly materially, because of one or more factors, including those factors listed above or presented below, in other sections of this report, or in material incorporated by reference into this report. Readers of this report should carefully consider the factors discussed in this Item below, among others, in evaluating forward-looking statements and assessing our prospects.

Competition Risks

We ~~compete with other financial services companies~~ are subject to intense competition for customers. Our primary areas of competition for customers include: retail and commercial deposits and bank loans, wealth management, personal or consumer loans including home mortgages and lines of credit, capital markets products and services, and other consumer and business financial products and services. Our competitors in these areas include national, state, and non-US banks, savings and loan associations, credit unions, consumer finance companies, trust companies, investment counseling firms, money market and other mutual funds, insurance companies and agencies, securities firms, mortgage banking companies, hedge funds, and other financial services companies that serve the markets which we serve. Some competitors are banks, subject to the same regulatory regime as we are, while others are not banks and in many cases experience a significantly different or reduced degree of regulation. We expect that competition will continue to grow more intense with respect to most of our products and services. Heightened competition tends to put downward pressure on revenues from affected items, upward pressure on marketing and other promotional costs, or both. For additional information regarding competition for customers, refer to the “Competition” heading of Part I, Item 1 beginning on page 16 of this report.

We compete ~~for financial~~ to raise capital in the equity and debt markets. See “Liquidity and Funding Risks” beginning on page 16 of this report for additional information concerning ~~those risks~~ this risk.

We also compete to ~~acquire and~~ hire, retain ~~the human capital we need to thrive~~ and motivate our employees. The primary tools we use to attract and retain talent are: salaries; commission, incentive, and retention compensation programs; retirement benefits; change in control severance benefits; health and other welfare benefits; and our corporate culture. To the extent we are unable to use these tools effectively, we face the risk that, over time, our best talent will leave us and we will be unable to replace those persons effectively.

Risk From Economic Downturns and Changes

Generally in an economic downturn our credit losses increase, demand for our products and services decline and the credit quality of our loan portfolio declines. Delinquencies and credit losses generally increase during economic downturns due to an increase in liquidity problems for customers and downward pressure on collateral values. Likewise, demand for loans (at a given level of creditworthiness), deposit and other products, and financial services may decline during an economic downturn, and may be adversely affected by other national, regional, or local economic factors that impact demand for loans and other financial products and services. Such factors include, for example, changes in interest rates, real estate prices, or expectations concerning rates or prices. Accordingly, an economic downturn or other adverse economic change (local, regional, national, or global) can hurt our financial performance in the form of higher loan losses, lower loan production levels, lower deposit levels, and lower fees from transactions and services.

Since 2007 our operating results have been adversely affected by such a weakness in the economy, especially in real estate markets and commercial lending. In 2011 we continued to experience overall credit quality improvement, but with volatility from quarter to quarter in some portfolios and (by historical norms) loss reserves, loan losses, and nonperforming assets, that continued to be elevated. Net charge-offs were $131.8 million in 2007, and increased to $572.8 million and $832.3 million in 2008 and 2009, respectively. Beginning in 2010, net charge-offs began to decline and reached $324.4 million in 2011. In 2007, the provision for loan losses was $272.8 million and then peaked at $1.1 billion in 2008. In 2009, the annual provision began to steadily decline and was $44.0 million in 2011. Nonperforming assets (“NPA’s”) followed similar trends as the loan loss provision with the level of NPA’s peaking in 2008 and declining through the end of 2011. Although we expect those overall and specific trends to continue into 2012, that expectation depends upon a continued mild economic recovery, among other things, which may not occur. If the strength of the U.S. economy in general and the strength of the local economies in which we conduct operations in particular decline, that could result in, among other things, a deterioration in credit quality with corresponding adverse effects on our loan portfolio and loan loss provision.

Risks Associated with Domestic and Foreign Monetary Events

The U.S. Federal Reserve has implemented significant economic strategies that have impacted interest rates, inflation and the shape of the yield curve. In recent years the U.S. Federal Reserve has implemented a series of domestic monetary initiatives in response to economic conditions. Several of these have emphasized so-called quantitative easing strategies and were known by names such as QE1, QE2, and Operation Twist. More recently the Federal Reserve provided dollars to the European central bank through currency swap arrangements. Other significant monetary strategies, including a QE3, could be implemented in the future. Such strategies can, and often are intended to, domestically affect the money supply, inflation and interest rates, and the shape of the yield curve. Risks associated with interest rates and the yield curve are discussed in this Item under the caption “Interest Rate and Yield Curve Risks” beginning on page 18 of this report. Such strategies also can affect the U.S. and world-wide financial systems in ways that may be difficult to predict.

We may be adversely affected by the difficult economic and political situation in Europe. During 2011 and continuing into 2012 the economic and political situation in Europe has become uncertain due in part to monetary and financial stresses. Although we have little direct exposure to Euro-denominated assets or to European debt, in the future major adverse events in Europe could have a substantial indirect adverse impact upon us. Key potential events which could have such an impact include (i) sovereign debt default (default by one or more

European governments in their borrowings), (ii) European bank and/or corporate debt default, (iii) market and other liquidity disruptions, and, if stresses become especially severe, (iv) the collapse of the European Union as a coherent economic group and/or the collapse of its currency, the Euro. Such events could impact us because the U.S. financial system is linked in many ways to the European financial system, particularly through the larger U.S. institutions and the Federal Reserve. Also, European and American markets are substantially linked so that, for example, a liquidity freeze-up in Europe could quickly impact liquidity for us in U.S. markets. The methods by which such events could adversely affect us are highly varied, but broadly include the following: an increase in our cost of borrowed funds or, in a worst case, the unavailability of borrowed funds through conventional markets; impacts upon our hedging and other counterparties, especially those which have European business relationships or hold Euro assets; impacts upon our customers, especially those which have European business relationships or hold Euro assets; impacts upon the U.S. economy, especially in the areas of employment rates, real estate values, interest rates, and inflation/deflation rates; and impacts upon us from our regulatory environment, which can change substantially and unpredictably from possible political response to major financial disruptions.

Strategic Objectives~~Growth and Disposition Risks~~

We may be unable to successfully implement our strategy to grow our retail/commercial banking and capital markets businesses. In 2007 and 2008 we modified our strategy in response to substantial and rapid changes in business conditions. As ~~a result~~ part of this change in strategy, in 2008 we sold our national mortgage platforms, closed our national specialty lending operations, and renewed our emphasis on financial services in our traditional Tennessee-based markets. Since 2008, and continuing in 2011, we have continued to sell or close units which have not performed or which do not complement our strategy. The 2008 sale of the national mortgage platforms and closure of national specialty lending have contributed to significant declines in the amount of loans we originate. Between the end of 2008 and 2011, loans within our non-strategic portfolio have declined over 50 percent to $4.5 billion.

Although our current strategy is expected to evolve as business conditions continue to change, at present our strategy’s primary components are to invest capital and other resources in our retail/commercial banking business and in our capital markets business. In any case growth is expected to be coordinated with a focus on stronger and more stable returns on capital. Our growth in the past has been primarily organic rather than through substantial acquisitions, and in recent years we have expanded organically into contiguous markets with characteristics similar to our traditional ones. In the future, we may also rely on acquisitions if appropriate opportunities, within or outside of our current markets, present themselves. We believe that the successful execution of our strategy depends upon a number of key elements, including:

•	our ability to attract and retain banking customers in our regional banking market areas;

•

in our capital markets business, our ability to maintain or strengthen our existing customer relationships while at the same time identifying and successfully executing upon opportunities to provide new or existing products and services to new or existing customers in the US and overseas;

•

our ability to develop and retain profitable customer relationships while expanding or enhancing our existing information processing, technology, and other operational infrastructures effectively and efficiently;

•	our ability to manage the liquidity and capital requirements associated with organic growth; and

•	our ability to manage any operational, cultural, liquidity, or capital risks associated with growth through purchases.

We have in place strategies designed to achieve those elements that are significant to us at present. Our challenge is to execute those strategies and adjust them, or adopt new strategies, as conditions change.

To the extent we engage in bank or non-bank business acquisitions, we face various risks associated with that practice, including:

•	our ability to identify, analyze, and correctly assess the execution, contingency, and other risks in the acquisition and to price the transaction appropriately;

•	our ability to integrate the acquired company into our operations quickly and cost-effectively;

•	our ability to integrate the franchise value of the acquired company with our own; and,

•	our ability to retain core customers and key employees of the acquired company.

At times a company must consider exiting businesses or units that no longer fit into management’s plans for the future. We have made several exit moves in recent years and could make others again as we continue to adapt to a changing business and regulatory environment. Key risks associated with exiting a business include:

•	our ability to price a sale transaction appropriately and otherwise negotiate acceptable terms;

•	our ability to identify and implement key customer, technology systems, and other transition actions to avoid or minimize negative effects on retained businesses;

•	our ability to assess and manage any loss of synergies that the exited business had with our retained businesses; and

•	our ability to manage capital, liquidity, and other challenges that may arise in the event of an exit that results in significant cash expenditures or a financial loss.

Risks Related to Exited Businesses

We have significant risks from the businesses we have exited, including mortgage loan repurchase risk, claims of improper foreclosure practices and higher default rates on loans made by our former businesses. In 2008 we sold or closed our national mortgage and national specialty lending businesses. However, we retain as assets many of the loans that those businesses created. Most of those loans are secured by residential or other real estate situated across the U.S. We also retain a substantial portion of the mortgage servicing rights that we previously serviced, we continue to maintain hedge positions that we obtain to manage certain risks related to those retained servicing rights, and we retain the risk of liability to parties with whom we made contracts in the course of operating those businesses. These legacy assets and positions continue to impose risks on us. Key risks include:

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We have experienced elevated losses related to claims that we did not comply with contractual or other legal requirements when we sold or securitized mortgage loans. Losses at elevated levels may continue for some time to come. In 2008, FHN recognized expense related to obligations to repurchase loans of $29.5 million and that expense increased to $147.8 million in 2009 and $189.8 million in 2010. Although declining to $159.6 million in 2011, the provision for loan repurchases remained elevated at year-end 2011. Additional information concerning this risk appears in “Legacy Mortgage Business Risks” beginning on page 6 of this report.

•

We could be subject to claims that foreclosures and other servicing-related actions taken by us, or on our behalf, were done improperly. Additional information concerning this risk appears in “Legacy Mortgage Business Risks” beginning on page 6 of this report.

•

The retail and commercial loans on our books from our former national specialty lending business have experienced significantly higher default and loss rates compared to pre-recession years. For example, due to declining home values, home loans secured on a second-lien basis in a significant number of cases have little or no collateral value to cover the loan if it defaults. Accordingly, a default on such a loan today will result in a much higher loss severity than would have resulted shortly after the loan was originated.

•	The incidence of counterparty loss on hedges, swaps, and other such instruments associated with mortgage servicing rights may rise as those counterparties experience financial stress or failure.

Other trends adverse to us may emerge from these legacy assets and positions as counterparties are stressed by economic conditions, both domestic and global, and of course some of these impacts apply to continuing businesses. Over time those losses and risks related to legacy items should diminish since those exited businesses will not generate new loans and new contracts, but it is not possible to predict when that may occur.

Legacy Mortgage Business Risks

Like many other financial institutions that originated and sold significant amounts of mortgage loans, we have experienced elevated exposure to repurchase obligations from entities which purchased mortgages and mortgage-backed securities from us. Prior to August 2008, we originated loans through our legacy mortgage business, primarily first lien home loans, with the intention of selling them. A substantial majority of such loans were sold to government-sponsored enterprises (“GSEs”) and other purchasers without recourse as to credit defaults by the borrowers. Two primary types of these non-recourse sales occurred: so-called whole loan sales to GSEs and others; and sales through securitizations. Whole loan sales were primarily to GSEs but also to other purchasers; in those cases we contracted with the buyers directly. The securities issued in the securitizations were backed by the loans sold and were sold to many types of investors including GSEs and federal home loan banks; in those cases we have contractual relationships with the trustees holding the loans, and we provided investors with information at the time of sale in the form of offering documents. In some cases the whole loans sold by us were securitized by the purchaser; we contracted with our purchaser but have no relationship with the securitization trustee or the investors. In some cases the loans or securities were insured, as mentioned below, and in those cases we contracted with the insurers. As described below, we retain risk of loss in connection with each of those past relationships, and that risk varies greatly with the type of relationship.

From 2005 through 2008, we originated and sold $69.5 billion original principal amount of first lien mortgage loans to GSEs in whole-loan sales. Although additional GSE whole-loan sales occurred in earlier years, a substantial majority of GSE repurchase requests (discussed below) have come from the 2005-8 period. In addition, from 2000 through 2007, we securitized $47.0 billion original principal amount of first lien mortgage loans. During that period we also securitized $2.5 billion original principal amount of HELOC and second-lien loans without recourse in proprietary transactions (“HELOC securitizations”).

Whole-loan purchasers have increased their efforts to seek to require loan sellers to repurchase those loans or to reimburse purchasers for losses related to those loans when losses are incurred due to actual or alleged failure to strictly conform to the purchase contract representations or warranties. A substantial majority of our whole loan sales were to GSEs. The representations and warranties generally are broader for whole loans sold to the GSEs than they are for the loans sold in proprietary securitizations. GSE representations and warranties claims typically include claims that loans had missing or insufficient file documentation or that loans were obtained through fraud by borrowers or other third parties such as appraisers. As a result, we face pressure from GSE and other whole-loan purchasers to repurchase those loans or to make the purchaser whole, and we face expenses to administer and defend against such claims.

For loans sold in proprietary securitizations we have exposure for investment rescission or damages arising from legal claims that the offering documents under which the loans were securitized were materially deficient. At year-end 2011 we were a defendant in a total of four such lawsuits, but others might be brought in the future. There is also potential repurchase exposure and rescission risk associated with the proprietary securitizations under the contracts with trustees through which the securitizations were created. The repurchase process is more difficult for securitization investors than it is for GSEs in whole loan sales, and at year-end no such requests had been received with respect to first-lien mortgage securitizations. At December 31, 2011, based on applicable accounting guidance associated with litigation, we had no reserve for potential losses associated with private first-lien mortgage securitizations.

The HELOC securitizations are credit enhanced, or “wrapped,” by a monoline insurance company. Contractual representations and warranties were made to the monoline insurers, and we have received repurchase requests from a monoline insurer based on those contractual provisions. A monoline insurer for some of these securitizations has become insolvent, and we are unable to estimate what, if any, loss exposure that insolvency may create for us. Because of interests we retained, the loans held in our HELOC securitizations generally are recognized on our balance sheet as restricted assets. Loss content for those loans is evaluated and recognized on our financial statements quarterly within the Allowance for Loan Losses. As a result, if we were to repurchase securitized HELOC loans the event likely would have little immediate impact on our income statement. At December 31, 2011, based on the information available and applicable accounting guidance, we had no reserve for potential losses associated with private HELOC securitizations other than the reserve within the Allowance for Loan Losses.

A significant portion of the loans we sold to GSEs, and some of the loans in proprietary securitizations, were required to have private mortgage insurance (“MI”). We have received MI cancellation notices from the insurers which wrote these policies based on claims of fraud or misrepresentations relating to the insured loans. To date a majority of MI cancellations have involved loans sold to GSEs. Although unresolved MI cancellation notices are not formal repurchase requests, we include these in the active repurchase request pipeline when analyzing and estimating loss content in relation to the loans sold to GSEs. One MI insurer involved with loans we sold reportedly has become insolvent. We do not expect its failure to create new exposure for us, but it will increase the amount of our loss associated with any related repurchases. The pipeline of repurchase requests, including related unresolved MI cancellation notices as of December 31, 2011, 2010, and 2009 was $383.5 million, $534.2 million, and $255.7 million, respectively. As of the end of 2011, Agencies account for 99 percent of all actual repurchase/make-whole requests in the pipeline.

Our reserve for repurchase losses is assessed quarterly. Although not all loans repurchased are in arrears or default, as a practical matter many have been. As a result, loss recognition for repurchased loans as a group has been much higher than for consumer loans typically held in our portfolio. Also, although we re-evaluate our reserves for repurchase losses each quarter, evaluations of that sort necessarily are estimates and there remains a risk that the reserves will not be adequate. The liability for repurchase and foreclosure losses was $167.4 million and $185.4 million on December 31, 2011, and 2010, respectively.

Our ability to predict repurchase losses is adversely affected by both the absence of significant historical precedent for repurchase requests of this scope and our lack of visibility into current loan information for the majority of the loans that we sold to GSEs. As a result of the sale of our national mortgage banking business in the third quarter of 2008 and later sales of mortgage servicing rights, we no longer service the majority of the loans that we sold to GSEs and therefore no longer have visibility into current loan information. Those facts increase the risk that our reserves may not reflect our actual ultimate loss.

While the vast majority of claims made to date relate to whole-loan sales to GSEs, claims have been made with respect to other purchasers and investors. The number of repurchase requests, MI cancellation notices, or lawsuits may increase materially over time. An increase in the volume of such claims beyond what we are currently experiencing, or an increase in the loss rate we experience upon resolution of these claims, could adversely affect our financial condition and results of operations. Also, starting in 2012 we will be required to periodically report on repurchase demands and related activities.

Additional information concerning risks related to our former mortgage businesses and our management of them, all of which is incorporated into this Item 1A by this reference, is set forth: under the captions “Repurchase Obligations, Off-Balance Sheet Arrangements, and Other Contractual Obligations” beginning on page 54, “Repurchase and Foreclosure Liability” beginning on page 60, and “Repurchase and Foreclosure Liability” beginning on page 69 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our 2011 Annual Report to Shareholders, which is part of the material from that Report that has been incorporated by reference into Item 7 of Part II of this report; and under the captions “Mortgage Securitization Litigation” and “Legacy Home Loan Sales and Servicing” in Note 18 – Contingencies and Other Disclosures beginning on pages 133 and 135, respectively, which is part of the material from that Report that has been incorporated by reference into Item 8 of Part II of this report.

State and federal officials and regulators have announced and commenced inquiries and investigations into the procedures followed by mortgage servicing companies and banks in completing affidavits relating to foreclosures and into the authority of the servicer to foreclose if assignments of legal interests in the mortgage loans have not been properly recorded. The attorneys general of all 50 states concluded a joint investigation of foreclosure practices across the industry and proposed significant changes in servicing practices related to foreclosures and substantial penalties. On February 9, 2012, the Justice Department announced that the federal government and attorneys general of 49 states (the state of Oklahoma reached a separate agreement) had reached a $25 billion settlement agreement with five of the largest servicers to address mortgage loan servicing and foreclosure abuses. We are not a party to this settlement and our subservicer has advised us that it has not been involved in recent discussions. Press reports indicate that other subservicers may be approached to participate in the settlement. Further, President Obama has recently established a mortgage fraud task force to investigate mortgage related issues with its primary focus on mortgage-backed securities and press reports indicate that civil investigative demands have been issued to a number of servicers. Additional state or federal inquiries or investigations may be commenced. We cannot predict the ultimate outcome of these inquiries and investigations or the impact that they could have on our financial condition, results of operations, or business.

The Office of the Comptroller of the Currency (“OCC”) has issued supervisory guidance regarding consumer foreclosure practices applicable to national banks, including our Bank. The guidance draws upon industry regulators’ recent experience with 14 large mortgage servicing companies. The guidance requires our Bank to conduct a self-assessment of its past and present foreclosure practices and submit a report to the OCC regarding its outcome. The guidance also requires our Bank to monitor its first-lien mortgage servicer and servicing vendors, to follow certain governance practices, and to take corrective action regarding any deficiencies or weaknesses uncovered in the assessment. Corrective action includes remediation for customers who have experienced financial harm as a result of such deficiencies. The ultimate financial impact to our Bank of this assessment and remediation process is unknown.

We are aware that some local and state government agencies have begun to assert claims against mortgage owners, trustees, and servicers related generally to maintenance of foreclosed and other properties, including in some cases properties which we own or with which we are otherwise involved. The number and scope of such claims may increase significantly as more foreclosures are completed across the U.S. in circumstances where, for market or other reasons, the property is not sold immediately to an unrelated third party.

Additional information concerning foreclosure-related risks and our management of them, all of which is incorporated into this Item 1A by this reference, is set forth: under the captions “Repurchase and Foreclosure Liability” beginning on page 60, “Foreclosure Practices” beginning on page 65, and “Repurchase and Foreclosure Liability” beginning on page 69 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our 2011 Annual Report to Shareholders, which is part of the material from that Report that has been incorporated by reference into Item 7 of Part II of this report; and under the caption “Servicing and Foreclosure Practices” in Note 18 – Contingencies and Other Disclosures, beginning on page 139 of our 2011 Annual Report to Shareholders, which is part of the material from that Report that has been incorporated by reference into Item 8 of Part II of this report.

Reputation Risks

Our ability to conduct and grow our businesses, and to obtain and retain customers, is highly dependent upon external perceptions of our business practices and our financial stability. Our reputation is, therefore, a key asset for us. Our reputation is affected principally by our own practices and how those practices are perceived and understood by others. Adverse perceptions regarding the practices of our competitors, or our industry as a whole, also may adversely impact our reputation. In addition, negative perceptions relating to parties with whom we have important relationships may adversely impact our reputation. Senior management oversees processes for reputation risk monitoring, assessment, and management.

Damage to our reputation could hinder our ability to access the capital markets or otherwise impact our liquidity, could hamper our ability to attract new customers and retain existing ones, could impact the market value of our stock, could create or aggravate regulatory difficulties, and could undermine our ability to attract and retain talented employees, among other things. Adverse impacts on our reputation, or the reputation of our industry, may also result in greater regulatory and/or legislative scrutiny, which may lead to laws or regulations that change or constrain our business or operations. Events that result in damage to our reputation also may increase our litigation risk.

Credit Risks

We face the risk that our customers may not repay their loans and that the realizable value of collateral may be insufficient to avoid a charge-off. We also face risks that other counterparties, in a wide range of situations, may fail to honor their obligations to pay us. In our business some level of credit charge-offs is unavoidable and overall levels of credit charge-offs can vary over time. Since 2007 our credit charge-offs, especially related to lending, increased to historically high levels. Net charge-offs were $131.8 million in 2007, and increased to $572.8 million and $832.3 million in 2008 and 2009, respectively. Beginning in 2010, net charge-offs began to decline and reached $324.4 million in 2011. Although in the past two years our credit charge-offs have ~~retreated somewhat resulting in a substantial reduction in provision expense in 2011~~declined, at year-end 2011 credit reserves remain elevated by historical norms. The allowance for loan loss was $384.4 million at the end of 2011, up from $342.3 million in 2007, but down from a high of $896.9 million in 2009.

Our ability to manage credit risks depends primarily upon our ability to assess the creditworthiness of loan customers and other counterparties and the value of any collateral, including real estate. We manage lending credit risk by attempting to diversify our loan portfolio, by managing its granularity, and by recording and managing an allowance for loan losses based on the factors mentioned above and in accordance with applicable accounting rules. We also record loan charge-offs in accordance with accounting and regulatory guidelines and rules. As indicated in this Item under the caption “Accounting Risks” beginning on page 20 of this report, these guidelines and rules could change and cause provision expense or charge-offs to increase, or to be recognized on an accelerated basis, for reasons related or unrelated to the underlying performance of our portfolio. Moreover, the SEC could take accounting positions applicable to our holding company that may be inconsistent with those taken by the OCC or other regulators for the Bank. We manage other counterparty credit risk in a variety of ways, some of which are discussed in other parts of this Item 1A and all of which have as a primary goal the avoidance having too much risk concentrated with any one counterparty.

A significant challenge for us is to keep the credit and other models and approaches we use to originate and manage loans updated to take into account changes in the competitive environment, in real estate prices and other collateral values, and in the economy, among other things, based on our experience originating loans and servicing loan portfolios. In recent years we have changed our models and approaches based on changes in circumstances, and we will continue to do so as conditions change. At times those changes have had significant impacts upon our reported financial results and condition. In addition, we use those models and approaches to manage our loan portfolios and lending businesses. To the extent our models and approaches are not consistent with underlying real-world conditions, our management decisions could be misguided or otherwise adversely affected with substantial adverse consequences to us. Additional information concerning credit risks and our management of them is set forth under the captions “Credit Risk Management” beginning on page 48 and “Allowance for Loan Losses” beginning on page 67 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our 2011 Annual Report to Shareholders, which is part of the material from that Report that has been incorporated by reference into Item 7 of Part II of this report.

Operational Risks

Our ability to conduct and grow our businesses is dependent in part upon our ability to create and maintain an appropriate operational and organizational infrastructure, manage expenses, and recruit and retain personnel with the ability to manage a complex business. Operational risk can arise in many ways, including: errors related to failed or inadequate physical, operational, information technology, or other processes; faulty or disabled computer or other technology systems; fraud, theft, physical security breaches, electronic data and related security breaches, or other criminal conduct by employees or third parties; and exposure to other external events. Inadequacies may present themselves in a myriad of ways, and actions taken to manage one risk may be ineffective against others. For example, information technology systems may be insufficiently redundant to withstand a fire, incursion, or other major casualty, and they may be insufficiently adaptable to new business conditions or opportunities. Efforts to make such systems more robust may also make them less adaptable.

Failure to build and maintain the necessary operational infrastructure, failure of that infrastructure to perform its functions, or failure of our disaster preparedness plans if primary infrastructure components suffer damage, can lead to risk of loss of service to customers, legal actions, and noncompliance with applicable laws or regulatory standards. Additional information concerning operational risks and our management of them, all of which is incorporated into this Item 1A by this reference, appears under the caption “Operational Risk Management” beginning on page 48 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our 2011 Annual Report to Shareholders, which is part of the material from that Report that has been incorporated by reference into Item 7 of Part II of this report.

~~One of the foregoing risks that has become particularly important to financial institutions involves electronic systems security.~~ A serious electronic security breach can cause significant damage and at the same time be difficult to detect even after it occurs. Among other things, that damage can occur due to outright theft of funds, fraud or identity theft perpetrated on customers, or adverse publicity associated with the breach and its potential effects. Perpetrators potentially can be employees, customers, and certain vendors, all of whom legitimately have access to some portion of our systems, as well as outsiders with no legitimate access. Because of the potentially very serious consequences associated with these risks, our electronic systems and their upgrades address internal and external security concerns to a higher degree than might be true of many companies in other industries, and our systems have to comply with applicable banking and other regulations pertaining to bank safety and customer protection. Although many of our defenses are systemic and highly technical, others are much older and more basic. In particular, periodically we train all our employees to recognize red flags associated with fraud, theft, and other electronic crimes, and we “train” our customers as well through regular and episodic security-oriented communications. We expect our systems and the regulatory requirements to continue to evolve as technology and criminal techniques also continue to evolve.

~~In addition, we outsource some of our~~ The operational functions we outsource to ~~third parties. Those~~ third parties may experience similar errors or disruptions that could adversely impact us and over which we may have limited control and, in some cases, limited ability to quickly obtain an alternate vendor. To the extent we increase our reliance on third party vendors to perform or assist operational functions, the challenge of managing the associated risks becomes more difficult.

For example, in 2008 we sold our national mortgage origination and servicing platforms. We retained significant servicing right assets, however, and we continue to originate mortgage products in our regional banking markets in and around Tennessee. Of practical necessity, we have outsourced our servicing functions, and we have outsourced many key roles in the Tennessee-based mortgage origination process to a third party. In third quarter 2011 we transferred our servicing relationship from the 2008 purchaser of our platform to a new vendor. The complexity and significant cost of that change illustrate the risks and costs associated with any change in those vendors which provide detailed and substantial services to us. For example, in fourth quarter 2011, (the first full quarter of subservicing by the new vendor), FHN’s subservicing costs were $9.8 million compared to $4.8 million in second quarter 2011 (the last full quarter of subservicing by the platform buyer. Managing the operational, compliance, reputational, liability, and other risks associated with this level of outsourcing in those business areas is an ongoing challenge for us.

        ~~Failure to build and maintain the necessary operational infrastructure, failure of that infrastructure to perform its functions, or failure of our disaster preparedness plans if primary infrastructure components suffer damage, can lead to risk of loss of service to customers, legal actions, and noncompliance with applicable laws or regulatory standards. Operational risk is specifically managed through internal monitoring, measurement, and assessment by line management and oversight of processes by top management, and by maintaining systems to adhere to regulatory guidance. Additional information concerning operational risks and our management of them appears under the caption “Operational Risk Management” beginning on page 48 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our 2011 Annual Report to Shareholders, which is part of the material from that Report that has been incorporated by reference into Item 7 of Part II of this report.~~

Service Risks

We ~~engage~~ provide ~~in~~ a wide range of ~~activities in which we provide~~ services to customers, ~~These activities~~ and the provision of these services may create ~~risk of~~ claims against us that ~~the services were~~ we provided them in a manner that harmed the customer or a third party, or ~~were~~ was not compliant with applicable laws or rules. ~~These activities~~ Our services include fiduciary, custodial, depositary, funds management, and advisory services, among others. We manage these risks primarily through training programs, compliance programs, and supervision processes. Additional information concerning these risks and our management of them appears under the captions “Operational Risk Management” and “Compliance Risk Management” each beginning on page 48 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our 2011 Annual Report to Shareholders, which is part of the material from that Report that has been incorporated by reference into Item 7 of Part II of this report.

Regulatory, Legislative, and Legal Risks

The regulatory environment is challenging, and we are becoming subject to more onerous regulations. We operate in a heavily regulated industry. The regulatory environment has been changing more rapidly in recent years, and the regulatory burdens generally have been increasing, as a result of recent events affecting traditional banking, mortgage banking, and financial markets generally. Heightened levels of regulatory change are likely to continue for at least the next several years.

We are subject to many banking, deposit, insurance, securities brokerage and underwriting, and consumer lending regulations in addition to the rules applicable to all companies publicly traded in the U.S. securities markets and, in particular, on the New York Stock Exchange. Failure to comply with applicable regulations could result in financial, structural, and operational penalties. In addition, efforts to comply with applicable regulations may increase our costs and/or limit our ability to pursue certain business opportunities. See “Supervision and Regulation” in Item 1 of this report, beginning on page 5, for additional information concerning financial industry regulations. Federal and state regulations significantly limit the types of activities in which we, as a financial institution, may engage. In addition, we are subject to a wide array of other regulations that govern other aspects of how we conduct our business, such as in the areas of employment and intellectual property. Federal and state legislative and regulatory authorities increasingly consider changing these regulations or adopting new ones. Such actions could further limit the amount of interest or fees we can charge, could further restrict our ability to collect loans or realize on collateral, could affect the terms or profitability of the products and services we offer, or could materially affect us in other ways. Additional federal and state consumer protection regulations also could expand the privacy protections afforded to customers of financial institutions, restricting our ability to share or receive customer information and increasing our costs.

The following paragraphs highlight certain specific important risk areas related to legal matters currently. These paragraphs do not describe these risks exhaustively, and they do not describe all legal risks that we face currently. Moreover, the importance of specific risks will grow or diminish as circumstances change.

~~The~~ We and the Bank ~~is~~ are required to maintain certain regulatory capital levels and ratios. If ~~the Bank’s~~ financial losses from recent years past were to resume, or if the regulatory requirements were to increase, then at some point the ~~Bank’s~~ ability of FHN or the Bank to meet ~~those~~ applicable requirements could be adversely affected. Those effects would be made worse if the regulatory requirements become more stringent, as is expected. For FHN and the Bank, regulations require a total capital ratio of 8.00 percent and Tier 1 and Leverage ratios of 4.00 percent for capital adequacy purposes. As of December 31, 2011, FHN’s Total Capital ratio was 17.99 percent, Tier 1 Capital ratio was 14.23 percent, and Leverage ratio was 11.41 percent. For capital adequacy purposes, the Bank must calculate its Capital ratios after excluding financial subsidiaries as defined by the Gramm-Leach-Bliley Act of 1999. Under such rules, as of December 31, 2011, the Bank’s Total Capital, Tier 1 Capital and Leverage ratios were 18.47 percent, 15.64 percent, and 12.73 percent, respectively.

Pressure to maintain appropriate capital levels and address business needs in a weak economy may lead to actions that could be dilutive or otherwise adverse to our shareholders, at least in the short term. Such actions that have occurred in the past three years include the elimination of our common cash dividend (which was reinstated at one cent per share in January 2011), two sales of our common stock and the issuance of a common stock warrant, and a contraction of our balance sheet (involving sales or other dispositions of assets or businesses) at times when market values were depressed. Further such actions could occur.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“DF Act”) ~~was enacted on July 21, 2010. The DF Act made a substantial number of~~ made significant changes to how financial services companies are regulated. ~~Additional information concerning the DF Act is provided: in the section captioned “Dodd-Frank Act” beginning on page 13 of this report, which section is incorporated by reference into this Item 1A.~~

Many of the most sweeping changes in the DF Act are not complete or specific but instead authorize potentially expansive new regulations to be issued in the future. At this time it is not known how the DF Act and the regulations that eventually will be adopted under it will affect the financial services industry in general or our company in particular, and it could be several years before all the impacts are known. Although it is not possible to summarize in any detail the effects of this legislation, one likely overall impact upon us will be to increase our regulatory compliance and certain other costs significantly. In addition, it is possible that our operations and associated revenues will be constrained in some respects, perhaps significantly in some areas. Areas covered by the DF Act which presently appear likely to present the greatest risks to us are mentioned below:

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Due to the scope of the new regulations authorized, it is likely that our compliance costs will rise appreciably over the next several years, and a substantial portion of that increase likely will be permanent.

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Final regulations under the DF Act’s so-called Durbin Amendment were issued in 2011. Effective October 1, they severely capped the interchange fees which banks are able to charge merchants for debit card transactions to 21 cents per transaction with an additional 5 basis points available to cover fraud losses. The cap represents a substantial reduction compared to the rates that prevailed in the market previously. It is estimated that FHN’s annual revenue from interchange fees could by reduced by approximately $15 million to $20 million.

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A new regulatory agency has been created: the Consumer Financial Protection Bureau, or “Bureau.” The Bureau has substantial authority over our consumer finance products and services, and therefore is likely to have a substantial impact on our retail financial services businesses. Although presently unknown, the Bureau’s rules could conflict with, and possibly override, our Bank’s primary regulator in consumer matters. Since the Bureau’s mission is not focused upon the safety and soundness of our

Bank, conflicts of that sort could be significantly adverse to us. The Bureau’s rule-making authority is extensive, including such things as setting terms and conditions on consumer products and services and defining deceptive practices. The Bureau’s rules could substantially reduce revenues, increase costs and risks, and otherwise make our consumer products and services less profitable or unprofitable. In early 2012 the Bureau began issuing proposed rules; however, the manner in which the Bureau’s chief was appointed has called the legal status of those rules into question so that there remains substantial uncertainty regarding how the Bureau ultimately will impact us.

•	The DF Act’s new municipal advisor registration regime could adversely affect our capital markets and other activities with municipal customers.

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The Board of Governors of the Federal Reserve System, among other agencies, in 2011 issued a proposal to implement the DF Act’s so-called Volcker provisions. The proposal would prohibit financial services companies from engaging in proprietary trading activities and from investing in and sponsoring hedge funds and private equity funds. Key definitions under the proposal are broad so that the proposal would regulate a wide range of activities. The proposal is far reaching and likely to impact the business operations of many if not most U.S. financial companies. Although at this time the impacts upon us remain highly uncertain, it is possible that the rule, when final, will require us to divest assets or curtail or close business operations. Such actions could have material adverse financial consequences as a result of immediate impacts such as losses realized on sale or closure, and ongoing impacts such as diminished sources of revenues and earnings.

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The DF Act is likely to substantially increase our deposit insurance costs. The assessment rate is expected to increase, at least temporarily, and the base upon which the assessment is made has been expanded from insured deposits to include all consolidated assets less tangible capital.

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The DF Act’s new requirements on mortgage lenders and securitizers could adversely impact our ability to conduct mortgage lending activities, and similarly could impact mortgage-lending banks which are customers of ours.

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Regulators, including the Federal Reserve, the OCC, and the FDIC, have been given expansive authority to regulate compensation and many other matters throughout our company in connection with enhanced risk regulation functions. If new regulations in this area are severe, they could adversely impact our ability to attract or retain key employees and could make some business activities impractical for banks and bank holding companies.

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The DF Act has excluded certain items, including trust preferred securities, from Tier 1 capital of financial institutions having assets of $15 billion or more. A direct effect of this exclusion will be to remove $200 million of currently outstanding securities from our Tier 1 capital after a phase-out period has passed.

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The DF Act requires the financial regulators to adopt new capital and liquidity standards for institutions having more than $50 billion of assets, which would not include us. The OCC, among other agencies, has proposed stress-testing guidance that would be applicable to us. These changes are expected to be final in 2012. Although the guidance is not intended to implement capital and liquidity requirement changes under the DF Act, it is likely to be coordinated with that effort. Increases in capital and liquidity requirements could increase dilution of common shareholders by requiring ~~stock to be issued and remain outstanding,~~ us to raise capital by issuing common stock, and could constrain revenues by restricting the amount of capital which can be loaned to customers or put to other highly productive uses.

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In 2011 the Securities and Exchange Commission (“SEC”) adopted final rules implementing a whistleblower bounty provision of the DF Act. Although it is unknown how this rule will impact us in the future, eventually it is likely to increase our costs of dealing with certain types of employment disputes and it could weaken the effectiveness of our compliance and ethics “hotline” and other internal reporting processes.

•	New regulations under the DF Act governing derivatives could adversely affect certain activities of our capital markets business.

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There is a risk that the burden of many of the increased compliance costs could be uneven over the industry in terms of the impact to each institution’s efficiency ratio (the ratio of costs to revenues), leaving some institutions disadvantaged relative to others. Uneven outcomes could arise because: larger institutions may be able to bear some of the new costs more efficiently due to economies of scale; some new burdens do not apply to smaller institutions at all or are intended to impact community banks much less than regional, national, or international banks; and, there is a risk of unintended impacts. Uneven impact may be inevitable because in most cases each new burden will apply ~~only~~ to a ~~narrow~~ range of activities, institutions have differing mixes of business activities, and the various burdens will be unequal from one activity to the next.

The new healthcare reform law may increase our costs, and there is a significant risk that the increases over time will be substantial. ~~2010 a sweeping healthcare reform law was enacted.~~ Many of the most significant provisions of this legislation depend upon substantial, and as yet unknown, regulations and other rules, and the application of many provisions are to be phased in over several years, with significant provisions taking effect in 2013. Also, the legal validity of the law has been challenged in federal court and the U.S. Supreme Court is expected to decide those questions in the summer of 2012. Accordingly, the overall impact of the law upon us will not be known for some time. ~~However, assuming the law is upheld, at this time it appears likely that the new law will increase our costs and there is a significant risk that the increases over time will be substantial.~~

A weakening of federal pre-emption may increase our compliance and operational costs and risk, and may increase them substantially. For many years the OCC took the position that it was the exclusive regulator of various aspects of national banks or their operating subsidiaries. This position allowed national banks to operate under one set of rules in many important respects. In the past three years that position has been impacted by two events. In its 2009 decision known as Cuomo v. Clearing House Association L.L.C., the U.S. Supreme Court determined that the OCC does not have the exclusive ability to enforce certain state and local laws applicable to certain business activities of national banks which are not pre-empted by federal law. Cuomo holds that the National Bank Act allows states to enforce non-pre-empted laws through judicial proceedings against national banks. In 2010 the DF Act codified the Cuomo holding and created the Consumer Financial Protection Bureau, which has certain regulatory powers over national banks in consumer matters. In 2011, acting under the DF Act, the OCC conformed its pre-emption rule to Cuomo and the requirements of the DF Act regarding visitorial powers and pre-emption standards.

~~In general, a weakening of federal pre-emption tends to increase our compliance and operational costs and risks, and can increase them substantially.~~ Most states and some communities have in place various laws pertaining to lending and other business activities conducted by banks, some of which may not be pre-empted by federal law. Dealing with potential state and local enforcement activity relating to non-pre-empted laws would, at a minimum, increase the compliance costs for national banks that have multi-state operations or a multi-state customer base.

We face litigation ~~risks~~ from customers, employees, vendors, contractual parties, and other persons, either singly or in class actions, and from federal or state regulators. ~~We manage those risks through internal controls, personnel training, insurance, litigation management, our compliance and ethics processes, and other means. However, the commencement, outcome, and magnitude of litigation cannot be predicted or controlled with certainty.~~ Since 2008 the risks of certain types of litigation have increased. For us, the most notable of those types are (i) lender liability claims, (ii) claims involving other types of distressed counterparties, including investors in mortgage securities sold prior to 2008, (iii) claims based on declines in our stock price, and (iv) a new type of lender tort claim. The risk from the first two types has increased primarily because borrowers and other contractual counterparties have experienced financial stress, in many cases resulting in an attempt to obtain funds or relief from a solvent party (us). We expect that this heightened risk level will not abate until after economic conditions, including residential real estate values, substantially improve. The elevated risk associated with type (iii) largely is a result of our volatile stock price performance, and eventually should fall back to ordinary levels if volatility in our stock price moderates.

Regarding type (iv), some local governments or agencies have claimed that certain lenders in their communities have created a public nuisance, engaged in predatory or discriminatory lending, or otherwise are liable for the alleged consequences of inappropriate consumer lending, especially home mortgage lending. Lender tort claims of this sort, where alleged damages are measured on a statistical and/or city-wide basis, create litigation costs immediately and create a risk of significant litigation losses for those lenders which are named as defendants in them. Moreover, claims of this sort adversely alter the business climate and raise the costs and risks for all lenders, both in the communities involved and in similar communities across the country.

Risks of Expense Control

~~Expenses and other costs directly affect our earnings.~~ Our ability to successfully manage expenses is important to our long-term survival and prosperity. Many factors can influence the amount of our expenses, as well as how quickly they grow. As our businesses change, either by expansion or contraction, additional expenses can arise from asset purchases, structural reorganization, evolving business strategies, and changing regulations, among other things. The importance of managing expenses has been amplified in the current low growth, low net interest margin business environment. Overall, noninterest expenses have been improving as expense in 2009, 2010, and 2011 were $1,536.8 million, $1,341.8 million, and $1,293.0 million, respectively.

We manage expense growth and risk through a variety of means, including selectively outsourcing or multi-sourcing various functions and procurement coordination and processes, and through an expense management committee. In recent years we have exited non-strategic businesses and have actively sought to make strategic businesses more efficient primarily by investing in technology, re-thinking and right-sizing our physical facilities, and re-thinking and right-sizing our workforce. These efforts usually entail additional near-term expenses in the form of technology purchases and implementation, facility closure or renovation costs, and severance costs, while expected benefits typically are realized with some uncertainty in the future.

Geographic Risks

We are subject to risks of operating in various jurisdictions. As our traditional banking business remains generally in Tennessee, our capital markets business is national in scope~~, and our capital markets division has a business presence in~~ with a selected presence in Asian markets, ~~Also,~~ and we continue to hold substantial assets across the U.S. originated under our now-discontinued national lending businesses. ~~However, our traditional banking business remains grounded in, and depends upon, the major Tennessee markets.~~ As a result, although some of our business operations and assets are exposed to geographically broad risks, to a significant degree our banking business is exposed to economic, regulatory, natural disaster, and other risks that primarily impact Tennessee and neighboring states where we do our traditional banking business. In other words, if the Tennessee region experiences adversity not shared by other parts of the country, we are likely to experience adversity to a degree not shared by those competitors which have a broader footprint.

~~Non-U.S. Operations Risks~~

We have two capital markets offices outside of the United States, in Hong Kong and Tokyo. Opening and operating non-U.S. offices creates a number of risks. Specific risks associated with any non-U.S. presence include: the risk that taxes, licenses, fees, prohibitions, and other barriers and constraints may be created or increased by the U.S. or other countries that would impact our ability to operate overseas profitably or at all; the risk that our assets and operations in a particular country could be nationalized in whole or part without adequate compensation; the risk that currency exchange rates could move unfavorably so as to diminish or destroy the U.S. dollar value of assets, or to enlarge the U.S. dollar value of liabilities, ~~denominated in those currencies~~; the risk that legal recourse against foreign counterparties may be limited in unexpected ways; risks and costs associated with U.S. banking and other regulation of non-U.S. business activities; and the risk that political or cultural preferences in a particular host country might become antagonistic to U.S. companies. Our ability to manage those and other risks will depend upon a number of factors, including: our ability to recognize and anticipate differences in cultural and other expectations applicable to customers, employees, regulators, vendors, and other business partners and counterparties; our ability to recognize and act upon opportunities and constraints peculiar to the countries and cultures in which our offices operate; our ability to recognize and manage any exchange rate risks to which we are exposed; and our ability to anticipate the stability of or changes in the political, legal, and monetary systems of the countries in which our offices operate.

Insurance

Our property and casualty insurance may not cover or may be inadequate to cover the risks that we may become subject to, and we may be adversely affected by a default by the insurers that provide us mortgage and bank-owned life insurance. We use insurance to manage a number of risks, including damage or destruction of property, legal and other liability. ~~and certain types of credit risks.~~ Not all such risks are insured, in any given insured situation our insurance may be inadequate to cover all loss, and many risks we face are uninsurable. For those risks that are insured, we also face the risks that the insurer may default on its obligations or that the insurer may refuse to honor them. We treat the former risk as a type of credit risk, which we manage by reviewing the insurers that we use and by striving to use more than one insurer when practical. The risk of refusal, whether due to honest disagreement or bad faith, is inherent in any contractual situation.

A portion of our retail loan portfolio involves mortgage default insurance. If a default insurer were to experience a significant credit downgrade or were to become insolvent, that could adversely affect the carrying value of loans insured by that company, which could result in an immediate increase in our loan loss provision or write-down of the carrying value of those loans on our balance sheet and, in either case, a corresponding impact on our financial results. In recent years events of this sort have happened. If many default insurers were to experience downgrades or insolvency at the same time, the risk of a financial impact would be amplified and the disruption to the default insurance industry could curtail our ability to originate new loans that need such insurance, which could result in a loss of business for us.

~~In addition,~~ We own certain bank-owned life insurance policies as assets on our books. Some of those policies are “general account” and others are “separate account.” The general account policies are subject to the risk that the carrier might experience a significant downgrade or become insolvent. The separate account policies are less susceptible to carrier risk, but do carry the risk of value fluctuations in securities which underlie those policies. Both risks are managed through periodic reviews of the carriers and the underlying security values. However, particularly for the general account policies, our ability to liquidate a policy in anticipation of an adverse carrier event is significantly limited by applicable insurance contracts and regulations as well as by a substantial tax penalty which could be levied upon early policy termination.

~~Financing, Funding, and~~ Liquidity and Funding Risks

Liquidity is essential to our business model and a lack of liquidity or an increase in the cost of liquidity may materially and adversely affect our businesses, results of operations, financial conditions and cash flows. ~~Management of liquidity and related risks is a key function for our business. Additional information concerning liquidity risk management is set forth under the caption “Liquidity Management” beginning on page 51 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our 2011 Annual Report to Shareholders, which is part of the material from that Report that has been incorporated by reference into Item 7 of Part II of this report.~~ In general, the costs of our funding directly impact our costs of doing business and, therefore, can positively or negatively affect our financial results. Our funding requirements in 2011 were met principally by deposits and by financing from other financial institutions. Historically we also depended upon financing from private institutional investors by means of the capital markets. In 2008 and 2009 we were not able to utilize the private markets economically, but late in 2010 we issued and sold $500 million of senior notes in an underwritten offering which remain outstanding at year-end 2011. The recent past illustrates, however, the risk that capital markets may become unavailable for reasons beyond our control. Deposits traditionally have provided our most affordable funds, and in 2010 and 2011 our deposits trended upward despite the low-interest-rate environment. However, deposit trends can shift with economic conditions; if the economy improves, deposit levels in our Bank might fall as depositors become more comfortable with risk and seek higher returns in other vehicles.

A number of more general factors could make such funding more difficult, more expensive, or unavailable on affordable terms, including, but not limited to, our financial results, organizational or political changes, adverse impacts on our reputation, changes in the activities of our business partners, disruptions in the capital markets, specific events that adversely impact the financial services industry, counterparty availability, changes affecting our loan portfolio or other assets, changes affecting our corporate and regulatory structure, interest rate fluctuations, ratings agency actions, general economic conditions, and the legal, regulatory, accounting, and tax environments governing our funding transactions. In addition, our ability to raise funds is strongly affected by the general state of the U.S. and world economies and financial markets as well as the policies and capabilities of the U.S. government and its agencies, and may become or remain increasingly difficult due to economic and other factors beyond our control.

Events affecting interest rates, markets, and other factors may adversely affect the demand for our products and services in our capital markets business. As a result, disruptions in those areas may adversely impact our earnings in that business unit. For instance, market disruptions in 2007 significantly reduced the demand for certain of our capital markets products and services.

Credit Ratings

~~Rating agencies assign~~ Our credit ratings ~~to issuers and their debt. In that role, agencies~~ directly affect the availability and cost of our funding. The Corporation and the Bank currently receive ratings from several rating entities for unsecured borrowings. A rating below investment grade typically reduces availability and increases the cost of market-based funding. A debt rating of Baa3 or higher by Moody’s Investors Service, or BBB- or higher by Standard & Poor’s and Fitch Ratings, is considered investment grade for many purposes. At December 31, 2011, all three rating agencies rated the unsecured senior debt of the Corporation and the Bank as investment grade, although we were at or near the lowest levels of that grade. To the extent that in the future we depend on institutional borrowing and the capital markets for funding and capital, we could experience reduced liquidity and increased cost of funding if our debt ratings were lowered further, particularly if lowered below investment grade. In addition, other actions by ratings agencies can create uncertainty about our ratings in the future and thus can adversely affect the cost and availability of funding, including placing us on negative outlook or on watchlist. Please note that a credit rating is not a recommendation to buy, sell, or hold securities, is subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

In addition to the direct liquidity risks noted above, reductions in our credit ratings could allow counterparties to terminate and immediately force us to settle certain derivatives agreements, and could force us to provide additional collateral with respect to certain derivatives agreements. ~~Additional information concerning those matters is provided~~ At this time, all of FHN’s ISDA master netting agreements reference the lower of S&P or Moody’s ratings. Based on these ratings, FHN is already currently required to post collateral in the amount of our derivative liability positions with most derivative counterparties. Should a one or two notch S&P or Moody’s downgrade occur, the maximum additional collateral FHN would have been required to post is approximately $8 million as of December 31, 2011.

~~Additional information concerning these matters under the caption “Derivative Instruments” within Note 25 to our financial statements, beginning on page 176 of our 2011 Annual Report to Shareholders, which is part of the material from that Report that has been incorporated by reference into Item 15 of Part IV of this report.~~

~~Certain regulatory laws or~~ We expect significant changes to our capital requirements over the next two years. Regulatory laws and rules establish minimum capital levels or define risk-weighting for capital, regulate deposit insurance, and govern related funding matters for banks. ~~Those laws or rules~~ Capital requirements could be changed in a manner that could increase our overall cost of capital and thus reduce our earnings. Significant changes are expected in the next year or two. ~~as mentioned in the next two paragraphs.~~

International banking industry regulators have largely agreed upon significant changes in the regulation of capital required to be held by banks and their holding companies to support their businesses. The new international rules, known as “Basel III”, generally increase the capital required to be held, narrow the types of instruments which will qualify as providing appropriate capital, and tighten liquidity requirements. The Basel III requirements are complex and will be phased in over many years.

The Basel III rules do not apply to U.S. banks or holding companies automatically. Among other things, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“DF Act”) requires U.S. regulators to reform the system under which the safety and soundness of banks and other financial institutions, individually and systemically, are regulated. That reform effort will include the regulation of capital. It is not known to what extent the U.S. regulators will incorporate elements of Basel III into the reformed U.S. regulatory system, but for 2012 it is expected that the U.S. reforms will include an increase in capital requirements and a narrowing of what qualifies as appropriate capital. Although such reforms are likely to impact the very largest institutions more substantially, we could be impacted as well.

One likely effect of a significant tightening of our capital requirements would be to increase our cost of capital, among other things. Any permanent significant increase in our cost of capital could have significant adverse impacts on the profitability of many of our products, the types of products we could offer profitably, our overall profitability, and our overall growth opportunities, among other things. Although most financial institutions would be affected, these business impacts could be felt unevenly, depending upon the business and product mix of each institution. Other potential effects could include less ability to pay cash dividends and repurchase our common shares, higher dilution of common shareholders through capital raises, and a higher risk that we might fall below regulatory capital thresholds in an adverse economic cycle.

Interest Rate and Yield Curve Risks

We are subject to interest rate risk as a significant portion of our business involves borrowing and lending money. Accordingly, changes in interest rates directly impact our revenues and expenses, and potentially could expand or compress our net interest margin. We actively manage our balance sheet to control the risks of a reduction in net interest margin brought about by ordinary fluctuations in rates. ~~Additional information concerning those risks and our management of them, appears: under the caption “Interest Rate Risk Management” beginning on page 49 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our 2011 Annual Report to Shareholders, which is part of the material from that Report that has been incorporated by reference into Item 7 of Part II of this report; and under the caption “Interest Rate Risk Management” within Note 25 to our financial statements, beginning on page 179 of our 2011 Annual Report to Shareholders, which is part of the material from that Report that has been incorporated by reference into Item 15 of Part IV of this report.~~

Our mortgage servicing rights (“MSR”) portfolio is affected by changes in interest rates. Although we sold our mortgage servicing platform in 2008, at present we still retain substantial MSR assets. The value of MSR assets declines when the underlying loans are refinanced, otherwise paid early, or charged off. Generally, when interest rates increase, the value of MSR generally increases, and when rates decline the value of MSR tends to decline. However, those general tendencies do not result in concrete outcomes in all circumstances; for example, a decrease in interest rates does not always result in a predictable increase in refinancings because other factors may blunt loan demand or curtail credit availability. ~~Additional information concerning those risks and our management of them appears under the caption “Mortgage Servicing Rights and Other Retained Interests” beginning on page 67 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our 2011 Annual Report to Shareholders, which is part of the material from that Report that has been incorporated by reference into Item 7 of Part II of this report.~~

A flat or inverted yield curve may reduce our net interest margin and adversely affect our lending business. ~~We face the risks associated with movements in the yield curve.~~ The yield curve simply shows the interest rates applicable to short and long term debt. The curve is steep when short-term rates are much lower than long-term rates; it is flat when short-term rates are nearly equal to long-term rates; and it is inverted when short-term rates exceed long-term rates. Historically, the yield curve normally is positively sloped. However, the yield curve can be relatively flat or inverted for short or even protracted periods. A flat or inverted yield curve tends to decrease net interest margin, which would adversely impact our lending businesses, and it tends to reduce demand for long-term debt securities, which would adversely impact the revenues of our capital markets business. A prolonged inversion of the yield curve historically is so uncommon that it is difficult to predict all the effects that such a market condition is reasonably likely to create.

Expectations by the market regarding the direction of future interest rate movements, particularly long-term rates, can impact the demand for long-term debt which in turn can impact the revenues of our capital markets business. That risk is most apparent during times when strong expectations have not yet been reflected in market rates, or when expectations are especially weak or uncertain.

Securities Inventories and Market Risks

The inventories we hold in our capital markets business ~~buys~~ are subject to market and credit risks. ~~and sells various types of securities for its institutional customers.~~ In the course of that business we hold inventory positions and are exposed to certain risks of market fluctuations. In addition, we are exposed to credit risk and interest rate risk associated with debt securities. We manage the risks of holding inventories of securities through certain policies and procedures, including hedging activities related to certain interest rate risks. Capital markets trading securities (long positions) were $988.2 million and $769.8 million at the end of 2011 and 2010, respectively. Trading liabilities (short positions) were $347.3 million and $361.9 million at the end of 2011 and 2010, respectively. ~~Additional information concerning those risks and our management of them appears under the caption “Market Risk Management” beginning on page 47 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our 2011 Annual Report to Shareholders, which is part of the material from that Report that has been incorporated by reference into Item 7 of Part II of this report, and in the “Credit Risks” discussion beginning on page 26 of this report.~~

Declines, disruptions, or precipitous changes in markets or market prices can adversely affect our fees and other income sources. ~~In addition we~~ We earn fees and other income related to our brokerage business and our management of assets for customers. ~~Declines, disruptions, or precipitous changes in markets or market prices can adversely affect those revenue sources.~~

Significant changes to the securities market’s performance can have a material impact upon our assets, liabilities, and financial results. ~~We have exposure to risks related to securities markets in other respects as well.~~ We have a number of assets and obligations that are linked, directly or indirectly, to major securities markets. ~~Significant changes in market performance can have a material impact upon our assets, liabilities, and financial results.~~

A major example of that linkage is our obligation to fund our pension plan so that it may satisfy benefit claims in the future. Our pension funding obligations generally depend upon actuarial estimates of benefits claims and actuarial estimates of future plan asset values. To a substantial extent the pension plan invests its assets in marketable securities. Our obligations to fund the plan can diminish substantially if the plan’s investments perform well, and can grow substantially if those investments perform poorly. Changes in those obligations generally translate into positive or negative changes in our pension expense, which in turn affects our financial performance. Although our obligations and expenses relative to the plan can be affected by many other things, including changes in our participating employee population and changes to the plan itself, declines in market performance in recent years have tended to increase our obligations to fund the pension plan, and that tendency is likely to continue to be felt over the next several years. We announced in 2009 that we will implement a freeze of new benefits after 2012, and we changed the asset allocation investment strategy; although we expect these changes to moderate future volatility in this area, risk of some level of volatility is unavoidable. That risk of volatility would be amplified if certain actuarial assumptions change adversely, especially the discount rate used to estimate the adequacy of assets to cover projected benefits, or if the accounting rules regarding pension liability estimates change adversely.

~~Hedge Risks~~

Our hedging activities may be ineffective, may not adequately hedge our risks and are subject to credit risk. In the normal course of our businesses, including (among others) banking, capital markets, and legacy mortgage servicing, we attempt to create partial or full economic hedges of various, though not all, financial risks. In our legacy mortgage serving business, FHN hedges servicing assets (MSR and other retained interests) in order to minimize the effects of loss in value of servicing assets associated with increased prepayment activity that generally results from declining interest rates. Capital markets economically hedges interest rate risk on a portion of its trading portfolio with futures and options contracts. FHN also uses derivatives, including swaps, caps, options, and collars, that are designed to moderate the impact on earnings as interest rates change. Generally, these hedged items include certain term borrowings and certain held-to-maturity loans. Hedging creates certain risks for us, including the risk that the other party to the hedge transaction will fail to perform (counterparty risk, which is a type of credit risk), and the risk that the hedge will not fully protect us from loss as intended (hedge failure risk). Unexpected counterparty failure or hedge failure could have a significant adverse effect on our liquidity and earnings.

Accounting Risks

The preparation of our consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make significant estimates that affect the financial statements. Three of our most critical estimates are: the level of the allowance for credit losses; the level of repurchase, make-whole, and foreclosure reserves; and the valuation of mortgage servicing rights. However, other estimates occasionally become highly significant, especially in volatile situations such as litigation and other loss contingency matters. Estimates are made at specific points in time; as actual events unfold, estimates are adjusted accordingly. Due to the inherent nature of these estimates, it is possible that, at some time in the future, we may significantly increase the allowance for credit losses and/or sustain credit losses that are significantly higher than the provided allowance, or we may recognize a significant provision for impairment of our goodwill or other assets, or we may recognize a significant decline in the fair value of our mortgage servicing rights, or we may make some other adjustment that will differ materially from the estimates that we make today. ~~For additional information concerning the sensitivity of these estimates, refer to “Critical Accounting Policies” beginning on page 66 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our 2011 Annual Report to Shareholders.~~

~~In addition, accounting rules and practices change over time.~~ Changes in accounting rules can significantly affect how we record and report assets, liabilities, revenues, expenses, and earnings. Although such changes generally affect all companies in a given industry, in practice changes sometimes have a disparate impact due to differences in the circumstances or business operations of companies within the same industry. For example, in late 2011 U.S. and international accounting standards boards reached an accord which would substantially change how we recognize loss associated with loans. The new standards, which are not in final form and may not become effective for several years, are intended to accelerate recognition of loan loss. Final adoption of these new standards could adversely affect our provision for loan loss expense, at least initially, and could make certain loan products less attractive.

Risks of Holding our Common Stock

~~Historically the~~ The principal source of cash flows to pay dividends on our common stock is dividends and distributions from the Bank, and the Bank cannot currently pay dividends to us without regulatory approval. The Corporation ~~has depended~~ primarily depends upon common dividends from the Bank for cash to fund common dividends. ~~paid to the Corporation’s shareholders.~~ However, because Bank dividends to the Corporation exceeded the Bank’s net income over the two year period of 2010-2011, regulatory constraints may prevent the Bank from declaring and paying dividends to the Corporation in 2012 without regulatory approval. Applying the applicable regulatory rules, as of December 31, 2011 and 2010, the Bank had negative $403.9 million and negative $542.8 million, respectively, available for dividends. Also, we are required to provide financial support to the Bank. ~~Additional information concerning those regulatory restrictions on the Bank is discussed in more detail under the heading “Liquidity Management” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section beginning on page 51 of our 2011 Annual Report to Shareholders, which section is incorporated herein by reference.~~

Furthermore, the Federal Reserve and the OCC have issued policy statements generally requiring insured banks and bank holding companies only to pay dividends out of current operating earnings. The Federal Reserve has released a supervisory letter advising bank holding companies, among other things, that as a general matter a bank holding company should inform the Federal Reserve and should eliminate, defer or significantly reduce its dividends if (i) the bank holding company’s net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (ii) the bank holding company’s prospective rate of earnings is not consistent with the bank holding company’s capital needs and overall current and prospective financial condition; or (iii) the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. As mentioned above, at present the capital requirements applicable to us are expected to change and it is not clear what those changes will entail.

In 2008 the Corporation discontinued paying a quarterly cash dividend to its common stockholders and began distributing a dividend payable in shares of common stock. In 2010 the Corporation returned to profitability, but preferred stock dividends to the Treasury in connection with the TARP program significantly exceeded those earnings. In January 2011 the Corporation, having exited the TARP program, resumed a cash dividend at the rate of one cent per share, substantially lower than the rate prior to 2008. For the reasons mentioned above, our dividend rate may remain muted until our earnings are stronger and it becomes clearer how the capital requirements applicable to us will change.

~~We may decide to~~ Common stockholders will suffer dilution if we raise ~~additional funds~~ capital through public or private ~~debt or~~ equity financings to fund our operations, to increase our capital, or to expand. If we raise funds by issuing equity securities or instruments that are convertible into equity securities, the percentage ownership of our current stockholders will be reduced, the new equity securities may have rights and preferences superior to those of the common stock, and additional issuances could be at a sales price which is dilutive to current stockholders. We may also issue equity securities directly as consideration for acquisitions we may make that could be dilutive to ~~current~~ stockholders.

Provisions of Tennessee law, and certain provisions of our charter and bylaws, could make it more difficult for a third party to acquire control of us or could have the effect of discouraging a third party from attempting to acquire control of us. These provisions could make it more difficult for a third party to acquire us even if an acquisition might be at a price attractive to many of our stockholders.